SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	Blackstone Alternative Investment Funds

Address of Principal Business Office (No. & Street, City, State, Zip Code):	345 Park Avenue 28th Floor New York, New York 10154

Telephone Number (including area code):	212-583-5000

Name and address of agent for service of process:	Peter Koffler, Esq. c/o Blackstone Alternative Asset Management, L.P. 345 Park Avenue New York, New York 10154

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes ☐    No  ☒

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ITEM 1.	EXACT NAME OF REGISTRANT.

Blackstone Alternative Investment Funds

ITEM 2.	NAME OF STATE UNDER THE LAWS OF WHICH REGISTRANT WAS ORGANIZED OR CREATED AND THE DATE OF SUCH ORGANIZATION OR CREATION.

Registrant was organized under the laws of the Commonwealth of Massachusetts on August 27, 2012.

ITEM 3.	FORM OF ORGANIZATION OF REGISTRANT (FOR EXAMPLE, CORPORATION, PARTNERSHIP, TRUST, JOINT STOCK COMPANY, ASSOCIATION, FUND).

Registrant is organized as a business trust.

ITEM 4.	CLASSIFICATION OF REGISTRANT (FACE-AMOUNT CERTIFICATE COMPANY, UNIT INVESTMENT TRUST, OR MANAGEMENT COMPANY).

Registrant is a management company.

ITEM 5.	IF REGISTRANT IS A MANAGEMENT COMPANY:

(a)	STATE WHETHER REGISTRANT IS REGISTERING AS A “CLOSED-END” COMPANY OR AN “OPEN-END” COMPANY;

Registrant is registering as an open-end company.

(b)	STATE WHETHER REGISTRANT IS REGISTERING AS A “DIVERSIFIED” COMPANY OR A “NON-DIVERSIFIED” COMPANY (READ INSTRUCTION 4(i) CAREFULLY BEFORE REPLYING).

The initial series of the Registrant will be a non-diversified series.

ITEM 6.	NAME AND ADDRESS OF EACH INVESTMENT ADVISER OF REGISTRANT.

Blackstone Alternative Asset Management L.P.
345 Park Avenue
New York, New York 10154

ITEM 7.	IF REGISTRANT IS AN INVESTMENT COMPANY HAVING A BOARD OF DIRECTORS, STATE THE NAME AND ADDRESS OF EACH OFFICER AND DIRECTOR OF REGISTRANT.

Peter Koffler 345 Park Avenue New York, New York 10154	Trustee

Brian F. Gavin 345 Park Avenue New York, New York 10154	President (Principal Executive Officer)

Arthur Liao 345 Park Avenue New York, New York 10154	Treasurer (Principal Financial and Accounting Officer)

ITEM 8.	IF REGISTRANT IS AN UNINCORPORATED INVESTMENT COMPANY NOT HAVING A BOARD OF DIRECTORS:

(a)	STATE THE NAME AND ADDRESS OF EACH SPONSOR OF REGISTRANT;

Not Applicable

(b)	STATE THE NAME AND ADDRESS OF EACH OFFICER AND DIRECTOR OF EACH SPONSOR OF REGISTRANT;

Not Applicable

(c)	STATE THE NAME AND ADDRESS OF EACH TRUSTEE AND EACH CUSTODIAN OF REGISTRANT.

Not Applicable

ITEM 9.	(a)	STATE WHETHER REGISTRANT IS CURRENTLY ISSUING AND OFFERING ITS SECURITIES DIRECTLY TO THE PUBLIC (YES OR NO).

No

(b)	IF REGISTRANT IS CURRENTLY ISSUING AND OFFERING ITS SECURITIES TO THE PUBLIC THROUGH AN UNDERWRITER, STATE THE NAME AND ADDRESS OF SUCH UNDERWRITER.

Not applicable

(c)	IF THE ANSWER TO ITEM 9(a) IS “NO” AND THE ANSWER TO ITEM 9(b) IS “NOT APPLICABLE,” STATE WHETHER THE REGISTRANT PRESENTLY PROPOSES TO MAKE A PUBLIC OFFERING OF ITS SECURITIES (YES OR NO).

Yes

(d)	STATE WHETHER REGISTRANT HAS ANY SECURITIES CURRENTLY ISSUED AND OUTSTANDING (YES OR NO).

No

(e)	IF THE ANSWER TO ITEM 9(d) IS “YES,” STATE AS OF A DATE NOT TO EXCEED TEN DAYS PRIOR TO THE FILING OF THIS NOTIFICATION OF REGISTRATION THE NUMBER OF BENEFICIAL OWNERS OF REGISTRANT’S OUTSTANDING SECURITIES (OTHER THAN SHORT-TERM PAPER) AND THE NAME OF ANY COMPANY OWNING 10 PERCENT OR MORE OF REGISTRANT’S OUTSTANDING VOTING SECURITIES.

Not Applicable

ITEM 10.	STATE THE CURRENT VALUE OF REGISTRANT’S TOTAL ASSETS.

Zero

ITEM 11.	STATE WHETHER REGISTRANT HAS APPLIED OR INTENDS TO APPLY FOR A LICENSE TO OPERATE AS A SMALL BUSINESS INVESTMENT COMPANY UNDER THE SMALL BUSINESS INVESTMENT COMPANY ACT OF 1958 (YES OR NO).

No

ITEM 12.	ATTACH AS AN EXHIBIT A COPY OF REGISTRANT’S LAST REGULAR PERIODIC REPORT TO ITS SECURITYHOLDERS, IF ANY.

Not Applicable

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and the State of New York, on the 12th day of September, 2012.

BLACKSTONE ALTERNATIVE INVESTMENT FUNDS

	By:	/s/ Brian F. Gavin
Name: Brian F. Gavin
Title: President

ATTEST: /s/ Peter Koffler Name: Peter Koffler Title: Trustee